 Exhibit 99.357

Nextech AR Provides Company Update to Shareholders

VANCOUVER, B.C., Canada – September 21, 2021 - Nextech AR Solutions Corp. (“Nextech” or the “Company”) (OTCQB: NEXCF) (NEO: NTAR) (CSE: NTAR) (FSE: N29), a diversified leading provider of augmented reality (“AR”) experience technologies and services is providing an update to shareholders and invites its shareholders to a Proactive Livestream event today at 1pm EST.

Livestream Details

Date: Tuesday, September 21, 2021

Time: 1:00 PM Eastern Time (US and Canada)

Register: https://zoom.us/webinar/register/WN_e7aUdaW6T0uoK9FNlH_APw

Introduction

Nextech AR Solutions is in the midst of an important period of growth and transition. With increasing attention from big tech, media and investors around the rapidly emerging augmented reality industry, which we anticipated with Nextech’s formation in 2018, the opportunity before us is greater than ever. In this letter we will review and clarify the strategic initiatives Nextech is taking in order to maintain and advance our leadership within this new frontier and capture market share with our entire suite of increasingly interconnected products.

As we move to Q4 and into 2022, we are focused on our development and release of multiple first to market SaaS platforms for Augmented Reality:

We are very excited that our AR for Ecommerce SaaS platform is launching in the next few weeks as we are seeing this market rapidly gain momentum.

We are also working on the following SaaS platforms:

●	Education Technology (Q4-2021)

●	CAD to POLY (Q2-2022)

●	Spatial Mapping/Metaverse (Q2-2022)

●	holoX - Human Holograms (Q4-2021)

●	Ad Network - 3D AR (Q1-2022)

●	Virtual/Hybrid Events (Q4-2021)

●	WebAR/Threedy.ai for ecommerce (Q4-2021)

First Half 2021 Financial Recap

I will first provide you with a brief update on our second quarter 2021 financial results, which were announced in August.

●	For the six months ended June 30th, 2021 revenue increased 130% to $13.8 million, compared to the same six months period last year, while gross profit increased 59% to $5.6 million over the same period.

●	Revenue for the three months ended June 30th, 2021 was $6.1 million an increase of over 73% compared to the three months ended June 30th, 2020 of $3.5 million

●	Gross profit for the three months ended June 30th, 2021 was $2.3 million an increase of over 6% compared to the three months ended June 30th, 2020 of $2.2 million

●	Nextech cash on hand as of June 30th, 2021 was $15.4 million

I would like to make mention of the two transformative acquisitions we have made in 2021:

1)	On June 25, 2021, we acquired 100% of the shares of Threedy.ai Inc, an AI-based end-to-end platform used to produce 3D augmented reality models, accelerating our delivery time to customers – in an all-stock transaction valued at US$9,500,000.

2)	On August 26th, we finalized our acquisition of ARway in an all stock transition. With our acquisition of ARway, we have hired key founders Baran Korkmaz and Nikhil Sawlani. I will provide more detail on both of these acquisitions, and what they mean to our long-term strategy in this letter.

With respect to headcount, this year we have streamlined our staff, which we previously announced would result in $6 million in annual savings. I’m pleased to report that we are on track for this initiative. We made these adjustments with complete focus on forming a professional team aligned with our long-term strategic focus, that will strengthen our ability to execute and grow revenue across our business lines.

On the executive team, through our Threedy.ai acquisition, Nima Sarshar has been appointed as Nextech’s CTO of Visual Computing and Artificial Intelligence, and Max Huang has been appointed as our Senior Vice President of Engineering. Nima and Max bring with them a track record of innovation and deep understanding of AR solutions for ecommerce, that is already proving to be beneficial to Nextech’s product and solutions strategy roadmap. Innovative and product-applicable AI has always been Nextech’s competitive advantage as a provider of AR solutions. With the appointments of Nima and Max, we are reinforcing this competitive advantage.

Long-Term Strategic Initiatives

Nextech’s long-term strategic initiatives are focused on advancing and garnering greater industry leadership in the augmented reality space.

While the attention around the virtual events space during the COVID pandemic, and particularly in 2020 has certainly given Augmented Reality and Nextech a welcome tailwind - we never considered this thematic boost to our business to be permanent, and we have always had our eye on the bigger prize. In contrast with the COVID wave, the emerging Augmented Reality wave driven by Big Tech adoption is here to stay and will be a multi-decade, multi-billion dollar per year wave. Mass adoption of AR is merely in its nascent stage. Big tech is building the AR ecosystem that Nextech eats and breathes in, and we feel strongly that Nextech’s realization of market share capture within this burgeoning new industry is at our fingertips.

Again, throughout 2021 we have made several advancements and announcements which have positioned us with a differentiated AR offering, and are important to the strategic direction of the company, including:

●	our acquisition of ARway, providing our solutions a pathway to the Metaverse

●	our acquisition of Threedy.ai and integration of 3D for ecommerce, enabling us to weave SaaS and self-serve across our product offering with tremendous implications for greater scale

●	our appointment of Nima Sashar as CTO and Max Huang as VP of Engineering

●	our Partnership with Google for 3D search indexing

●	Our introduction of CAD to Poly capability, opening up an enormous new market opportunity for Nextech to address the ubiquitous use of CAD files across all industries which engage in product engineering and product manufacturing

●	Our expanding partnership with Ryerson University where we were awarded Funds from the Ontario Government, for the creation and delivery of AR learning experiences for use within post-secondary education - creating the largest portfolio of AR labs for higher education with 85 labs!

●	Approval of a Microsoft co-sell partnership for our EdTechX, serving higher education customers and built on Microsoft Azure – has achieved Co-sell Ready status, allowing the Company to work with Microsoft sales teams to actively fulfill customer needs across a global marketplace.

I would like to better define how these announcements fit together, as one cohesive and overlaying strategy that will uniquely position Nextech to attract more customers, grow revenue and succeed in this emerging, multi-billion dollar market.

The Metaverse

With our acquisition of ARway, we have laid an important new foundation necessary to merge our augmented reality solutions with the Metaverse. While Big Tech, analysts, and industry pundits have championed the Metaverse as “the future of the internet and computing”, they have yet to agree on a universal definition of exactly what the Metaverse is.

Nextech’s proven suite of AR solutions combined with ARway’s cloud and 3D mapping technologies, opens a unique, addressable market within the Metaverse. The “mini-metaverse” will become an available application for malls, university campuses, theme parks, stores, corporate headquarters, and other concise locations that lend themselves to geolocation mapping for improved user experience.

Once 3D maps are created, Nextech’s AR experiences such as wayfinding, human holograms, ads, products and more can populate the “mini-metaverse” at scale and provide immersive, engaging experiences for consumers. By scaling the creation of 3D maps to support geo-location-based AR experiences, Nextech’s vision of “mini-metaverses” becomes a reality. Nextech will be the leader to market in the “mini-metaverse”, an opportunity we believe to be as large as the Metaverse itself.

ARway AR cloud and 3D mapping technologies have opened the door to the Metaverse, and no company has a better line of solutions prepared to populate the mini-metaverse than Nextech. Supported by Nextech’s global sales and marketing machine, our AR ecommerce, AR advertising, holoX Human Holograms and AR Portals are ready to populate mini-metaverses and will lead the market in their respective product categories.

The Path to SaaS and Self-Serve

I would now like to highlight the importance of Nextech’s acquisition of Threedy.ai in June of this year. Because of Threedy, the SaaS and self-service models are already available for 2D to 3D ecommerce sites and CAD to POLY for manufacturers and will become available across our entire solutions portfolio in the coming months. SaaS and self-service integration with our product line has enormous implications for the scalability of our product suite, and Nextech’s future revenue growth. With SaaS, Nextech will move away from managed solutions and toward monthly recurring revenue (MRR), business scalability, and low to no touch. This has already begun and we currently have over 30 accounts and growing contracts for $2 million in annual contracts representing about $150K in MRR across our platforms.

Nextech has spent the past three years, individually validating market acceptance for each of our product categories - AR for ecommerce with 3D/AR product visualization using WebAR, AR for advertising with 3D ads, AR for human holograms with holoX, AR for higher education with Ryerson Labs and ARitize for bespoke immersive AR experiences and AR Portals for 360 video visualization. To be an early developer of any emerging market individual solutions sales and white glove product creation are both required and are time consuming. However the process has proven successful with customer demand for Nextechs AR suite from blue-chip customers such as Ryerson University, Carnegie Mellon, Broad MIT Harvard, Kohls, Pier1, Kmart Australia, Johnson & Johnson, Dell, Verizon and many more. We have put in the work, and are integrating Threedy’s disruptive AI and computer vision technology with Nextech’s AR platform.

Large customers who require scale for ecommerce and product manufacturing can eliminate the time consuming and expensive 2D to 3D process and convert images and CAD files to 3D/AR within just seconds, totally disrupting the multi billion dollar CAD and AR industry.

For example, in recent weeks we have announced self-serve availability for our 3D ecommerce solutions, as well as the imminent availability of SaaS for our recently announced CAD to POLY, a technology that will greatly reduce the cost and accelerate the CAD conversion process which we believe will disrupt industries.

Our August announcement of an early access partnership with Google, for their 3D AR Search Program further underscores the breadth of the market opportunity before us. Google processes over 3.5 billion searches per day and 1.2 trillion searches per year worldwide.

Nextech AR is building solutions that connect our customers to billions of people around the world. Google’s platform is now turning more towards indexing higher in search 3D assets which puts a huge tailwind behind anything that is on the web in 3D. We believe that we have the ONLY platform that can meet the enormous global demand that is coming for 3D product conversions from 2D to gain better search results on Google.

Nextech AR has granted exclusive early access of the 3D search program to its current Threedy.ai customers, which include some of the world’s largest furniture retailers: Pier 1, Lighting Plus and Kmart Australia. With Nextech 3D generated models showing up in Google’s 3D AR Search Program, brands that hire Nextech can now expect to see their products indexed higher as organic search results on Google.

Looking Forward

The most exciting thing happening today is that all objects are being turned into 3D on the Web with no app required. All objects refer not only to ecommerce but everything that is manufactured; apparel, automotive, electronics, aerospace, oil and gas, real estate etc. The reason why that’s so exciting is for two reasons: One, it’s ubiquitous. The Web dial tone is everywhere. And anything that’s ubiquitous gets interesting. Two, I think we have figured out a way to own it. What’s so compelling about creating and owning all these 3D assets is there’s going to be a lot more innovation in AR and that will be foundational for the emerging Metaverse.

If I stand up and look at the other AR startups around me, we don’t fit into that group, as they are all point solutions. Where I see us fitting in is with the tech giants, who essentially own a market. Apple owns your phone, Google owns your search engine, Amazon owns your shopping, Facebook, SNAP or TikTok own your social media. As the owners of 3D model creation (and the models themselves), Nextech’s position at this table will become increasingly important to the development of an agnostic platform for edTech, ecommerce, and advertising, providing an ever growing revenue stream.

We currently have many customers that use our 3D modeling technology, including some of the biggest brands, but we are still just getting started. It feels like all our hard work is about to pay off as we are entering the 1st inning of our transformation to a self-service SaaS business model which will allow us to populate the world with 3D models and AR visualizations.

Sincerely,

On behalf of the Board of Directors, Nextech AR Solutions Corp.

Evan Gappelberg CEO and Director

For further information, please contact:

Evan Gappelberg

info@nextechar.com

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Forward-looking Statements

The CSE and the NEO have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the completion of the transaction are subject to known and unknown risks, uncertainties and other factors. There can be no assurance that such statements will prove to be accurate, as future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.